Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Appoints Tarrnie Williams Jr. as Chief Operating Officer

Vancouver, Canada – May 20, 2026 – Kidoz Inc. (TSXV: KDOZ; OTC: KDOZF), a full-stack advertising platform powered by contextual AI, enabling brand performance in mobile games without personal data, today announced the appointment of Tarrnie Williams Jr. as Chief Operating Officer, formalizing his leadership of the Company’s product, technology, and operational functions since joining Kidoz in 2019.

Kidoz operates as a globally integrated public company with team members across 10 countries, requiring coordinated execution across product development, technology infrastructure, operations, and commercial functions. As the Company continues to scale, unified operational leadership across its international platform and teams has become increasingly important.

Since joining Kidoz, Tarrnie Jr. (“TJ Williams”) has led the transformation of the Company’s technology platform, rebuilding it to compete in programmatic advertising and helping drive revenue growth from US$4.5 million in fiscal 2019 to US$18.4 million in fiscal 2025, while transitioning from net loss to profitability. Under his leadership, Kidoz redeveloped its scalable, core ad-serving infrastructure and real-time analytics platform, strengthened its privacy systems, established a dedicated high-performance game advertising capability, and implemented an AI-augmented engineering and operations model across the organization as needed to support the Company’s continued growth.

As Chief Operating Officer, TJ is responsible for the Company’s technology development, product management and roadmap, infrastructure and DevOps, program management, quality assurance, human resources, and organizational design. He has held C-suite operating scope at Kidoz since 2019, leading the build-out of the engineering and product organization and recruiting the senior technical leadership group that drives the Company’s execution today.

TJ brings nearly four decades of executive experience across interactive entertainment, AdTech, and virtual production. While at Relic Entertainment, he served as Executive Producer of Company of Heroes, the franchise’s first title and winner of PC Game of the Year from IGN and GameSpy, as well as Strategy Game of the Year at the Interactive Achievement Awards. Subsequently, as General Manager of Relic, TJ led the studio through the franchise’s expansions and sequels. Earlier in his career, he held Senior Producer and Executive Producer roles at Electronic Arts across multiple titles in the Medal of Honor and EA Sports Active franchises. He also held early production and design credits on the originating titles of two of EA’s enduring franchises: The Need for Speed (1994) and NBA Live 95. He later served as President and COO of Roadhouse Interactive Limited and co-founded MixCast Studios as CEO. Across his career, he has led projects generating more than US$2 billion in retail sales.

“Since joining Kidoz, TJ has been instrumental in rebuilding our platform and establishing the operational foundation that supports our growth today,” said Jason Williams, CEO of Kidoz Inc. “This appointment formally recognizes the leadership role he has already been exercising across the business. As we continue to scale, we are confident in TJ’s ability to execute on our long-term vision and further strengthen the Company.”

The appointment reflects Kidoz’s continued focus on strengthening its executive leadership team as a publicly listed company and aligning governance with the scale and complexity of its operations.

“Kidoz has built something durable. We have a platform, a team, and an operational model that compound year over year,” said TJ. “My focus as COO is scaling that capability, deepening AI across how we build and operate, and structuring the Company to capture the opportunity ahead of us.”

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov, the Kidoz Inc. investor website at https://investor.kidoz.net, or the SEDAR+ website at https://www.sedarplus.com.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a full-stack global advertising platform powered by contextual AI, enabling brand performance in mobile games without personal data.

Originally developed for children’s digital environments, where compliance and safety requirements are among the highest, Kidoz delivers privacy-first advertising without reliance on personal data tracking or behavioural profiling. Its technology combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to match advertising to content, environment, and geography, in alignment with COPPA, GDPR-K, Apple ATT, and global standards.

The platform supports both children’s and all-ages audiences through its Kidoz and Prado offerings, enabling brands to scale performance across the global mobile gaming ecosystem using contextual, privacy-first targeting.

Google-certified and Apple-approved, Kidoz reaches a global audience across mobile apps and games and is trusted by leading global brands.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 29, 2026, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.